Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

June 25, 2021

VIA EDGAR & FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Claire DeLabar, Senior Staff Accountant
Mr. Robert Littlepage, Accounting Branch Chief
Ms. Anna Abramson, Staff Attorney
Mr. Larry Spirgel, Office Chief

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:	VTEX
Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
Submitted June 8, 2021
CIK No. 0001793663

Ladies and Gentlemen:

By letter dated June 22, 2021 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Amendment No. 1 Draft Registration Statement”) of VTEX (the “Company”), a Cayman Islands exempted company with limited liability, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Amendment No. 1 Draft Registration Statement for confidential review by the Staff pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is publicly filing a Registration Amendment on Form F-1 via EDGAR (the “Registration Statement”).

BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES        PALO ALTO        SÃO PAULO    TOKYO        WASHINGTON, D.C.

To facilitate your review, we are separately e-mailing the Staff a copy of the Registration Statement marked to show changes to the Amendment No. 1 Draft Registration Statement submitted to the Commission on June 8, 2021 (the “June 8 Submission”).

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the June 8 Submission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

*        *         *        *        *

Although we have experienced significant growth in recent periods..., page 19

1.

We note your revisions in response to prior comment 7. Please clarify how long the “recent history of net losses” has lasted. In addition, balance your disclosure about significant growth of revenues and ARR in your graphics with equally prominent disclosure about your history of net losses.

The Company acknowledges the Staff’s comment and has amended page 21 of the Registration Statement to clarify the length of the “recent history of losses.” In addition, the Company has revised the third page of the artwork to include prominent disclosure about the Company’s recent history of net losses, in response to the Staff’s comment.

Risk Factors, page 19

2.

We note your response to prior comment 7. However, since your CSO’s statements were made contemporaneous with your private financing, you should consider adding an appropriate risk factor highlighting the potential liability stemming from these incorrect statements.

The Company acknowledges the Staff’s comment and has amended page 52 of the Registration Statement to add an appropriate risk factor.

Business

Overview, page 113

3.

We note your revisions in response to prior comment 4. Please further revise to quantify the percentage of revenue that comes from blue-chip companies and to define blue-chip companies in the Prospectus Summary.

The Company acknowledges the Staff’s comment and has amended pages 1, 87 and 115 of the Registration Statement accordingly.

Management

Committees

Compensation Committee, page 141

4.

Please reconcile your disclosure regarding your Compensation Committee with your disclosure on page 161 that you “currently have no intention to establish a Compensation Committee.” In addition, please disclose whether Messrs. Passoni and Alvarez-Demalde are independent directors.

The Company acknowledges the Staff’s comment and has amended page 144 and 164 of the Registration Statement to clarify that it has a compensation committee, but as a foreign private issuer, such committee is not intended, nor is it required, to comply with the independence and other compensation committee requirements of Section 303A.05 of the Corporate Governance Rules of the New York Stock Exchange. In addition, the Company has amended pages 144 of the Registration Statement to disclose that, while it is not required to make a determination as to whether Messrs. Passoni and Alvarez-Demalde are independent directors for purposes of Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange, it does not believe such directors meet the independence requirements of such rule.

*        *         *        *        *

Please be advised that the present intention of the Company and its underwriters is to commence road-show presentations as early as practicable in July 2021 (bearing in mind that the Company will have to wait 15 days from today’s date to be in a position to commence its road show activities). We would be grateful if the Staff could review the above responses at its earliest convenience, so that the Company is in a position to quickly address any remaining comments by the Staff as to the above referred matters (if any) in preparation for the commencement of its road show activities.

We very much appreciate the Staff’s willingness to review the Registration Statement. If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	André Spolidoro Ferreira Gomes

VTEX

S. Todd Crider

Simpson Thacher & Barlett LLP

Byron Rooney

Davis Polk & Wardwell LLP